SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
____________

SCHEDULE 13D

Under the Securities Act of 1934
(Amendment No. ____) *

DISCOVERY TECHNOLOGIES, INC.
(Name of Issuer) COMMON STOCK, PAR VALUE $.001 PER SHARE
(Title of Class of Securities) 25468C204
(CUSIP Number) Darren Ofsink, Esq. Guzov Ofsink, LLC 600 Madison Avenue, 14th Floor New York, New York 10022 Tel. No. (212) 371-8008
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) December 26, 2007
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See§240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

CUSIP No. 25468C 20 4	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Yinshing David To
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 549,409
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 549,409
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,241,893
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.9%
14	TYPE OF REPORTING PERSON IN

Item 1. Security and Issuer.

The class of equity securities to which this Schedule 13D (the “Statement”) relates is the $.001 par value per share common stock (the “Common Stock”) of Discovery Technologies, Inc. (the “Issuer”).

The Issuer is a Nevada corporation and its principal executive offices are located at 3rd Floor, Borough A, Block A. No.181, South Taibai Road, Xi’an, Shaanxi, PRC 710065.

Item 2. Identity and Background.

(a) The name of the person filing this statement is Yinshing David To, hereinafter referred to as the “Reporting Person.”

(b) The Reporting Person’s address is Flat A1, 3rd Floor, Block A, Coral Court, 116-126 Tin Hau Temple Road, North Point, Hong Kong.

(c) The Reporting Person’s present occupation is the Executive Director of Green Agriculture Holding Corporation, which is located at 45 Old Millstone Dr, Unit 6, East Windsor, NJ 08520.

(d)  During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States Federal or State securities laws or finding any violations with respect to such laws.

(f)  The Reporting Person is a citizen of Hong Kong.

Item 3. Source and Amount of Funds or Other Consideration.

On December 24, 2007, the Issuer entered into a share exchange agreement (the “Share Exchange Agreement”) and, on December 26, 2007, consummated a share exchange (the “Share Exchange”) with Green Agriculture Holding Corporation (“Green Agriculture”), the Reporting Person, Paul Hickey and Greg Freihofner, who owned 100% of the outstanding Capital Stock of Green Agriculture, in the aggregate (the Reporting Person, Paul Hickey and Greg Freihofner, together, the “Green Stockholders”). Paul Hickey and Greg Freihofner are registered representatives of Hickey Freihofner Capital, a Division of Brill Securities, Inc., a member of FINRA, MSRB, SIPC, and the Issuer’s placement agent for the Private Placement.

As a result, the Reporting Person became the owner of 10,241,893 shares of the Common Stock of the Issuer.

Item 4. Purpose of Transaction.

The Issuer’s acquisition of the Green Agriculture Shares occurred on December 26, 2007, the above mentioned Share Exchange in which the Issuer issued 10,770,668 shares of its common stock, par value $.001 per share (the “Common Stock”) to Green Agriculture’s shareholders in exchange for the Green Agriculture Shares. Immediately prior to the Share Exchange, the Issuer redeemed 246,148 shares of Common Stock held by Michael Friess and Sanford Schwartz (the “Redemption”) for $550,000 and issued 111,386 new shares of Common Stock to Messrs. Schwartz and Friess, two of our directors, who then appointed Tao Li as the Issuer’s Director and Chief Executive Officer who proceeded to effect the Share Exchange.

Green Agriculture is a holding company that, on August 24, 2007, acquired the right to purchase for $4,000,000 (the “TechTeam Purchase”), 100% of the capital stock of Shaanxi TechTeam Jinong Humic Acid Product Co., Ltd. (“Techteam”), and Techteam was therefore converted to a wholly foreign owned entity in the People’s Republic of China (“PRC”), subject to the payment of the full price for the Techteam Purchase.

Through Green Agriculture the Issuer acquired TechTeam, subject to the requirement that Green Agriculture remit the Purchase Price to the former TechTeam shareholders, as explained below.

While the acquisition of the Green Agriculture Shares was effective on December 26, 2007, the TechTeam Purchase has not yet been completed. In order to complete the TechTeam Purchase, the Issuer and Green Agriculture must transmit approximately $4,000,000 (“Purchase Price”) to the accounts of the former TechTeam shareholders and complete additional filings and registrations, including obtaining a new business license and certificate from the PRC State Administration of Foreign Exchange reflecting the full payment of the registered capital and investment. The former TechTeam shareholders have agreed that they will not retain the Purchase Price and have issued an instruction that the PRC State Administration of Foreign Exchange, Xi’An branch, transmit the Purchase Price, when received, to TechTeam. It is anticipated that these steps will be completed within 20 calendar days following the closing.

The funds used to consummate the Redemption were provided from the proceeds of a private placement of the Issuer’s Common Stock to 32 accredited investors (the “Investors”)(the “Private Placement”) that closed on December 26, 2007, in connection with the Share Exchange. The Private Placement resulted in gross proceeds of $20,519,255 from the sale of 6,313,617 shares of Common Stock. Pursuant to the Securities Purchase Agreement among the Investors, the Issuer, Green Agriculture and Techteam, the net proceeds of the Private Placement will principally be used by the Issuer, Green Agriculture and TechTeam to expand manufacturing and production capacity and facilities, and to provide working capital for TechTeam’s business.

Except as set forth herein, the Reporting Person has no other plans or proposals which would relate to or result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	Any action similar to any of those enumerated above.

The Reporting Person reserves the right from time to time to acquire or dispose of shares of Common Stock, or to formulate other purposes, plans or proposals regarding the Issuer or securities of the Issuer held by such Reporting Person to the extent deemed advisable in light of general investment policies, market conditions and other factors.

Item 5. Interest in Securities of the Issuer.

(a) As of the date hereof, the Reporting Person beneficially owns 10,241,893 shares of the Issuer’s Common Stock which represents approximately 55.9% of the Issuer’s outstanding common stock.

(b) The Reporting Person directly owns the 10,241,893 shares of Common Stock, but only has the sole power to vote or to direct the vote with respect to 549,409 shares of the 10,241,893 shares of Common Stock.

(c) Except for the acquisition of 10,241,893 shares of Common Stock pursuant to the Stock Purchase Agreement, no transactions in the Common Stock were effected during the past sixty days by the Reporting Person.

(d) To the best knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 10,241,893 shares of Common Stock reported in Item 5(a).

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Pursuant to an agreement entered into between the Chairman, President and Chief Executive Officer, Tao Li, and the Reporting Person, Mr. Li has the opportunity to acquire up to 6,535,676 shares of our Common Stock (the “Earn In Shares”), from The Reporting Person, upon the occurrence of certain conditions, which is described under Item 1.01 of the Issuer’s current Report on Form 8-K, dated January 2, 2008. In addition, pursuant to a Voting Trust Agreement by and between Mr. Li and the Reporting Person, dated December 26, 2007, Mr. Li is to have the voting power on the Earn In Shares on all matters from the date of the Voting Trust Agreement;

The Reporting Person and Mr. Li also entered into a Lockup Agreement, under which both of them agree not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, sell short, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of any shares of Common Stock, or enter into any swap or other arrangement that transfers any economic consequences of ownership of Common Stock until the one year anniversary of the earlier of (i) the effective date of the registration statement resulting not less than seventy-five (75%) of the Investors’ shares and the 2009 Make Good Shares (collectively, the “Registrable Shares”), or (ii) the date on which all of the Registrable Shares can be sold without volume restrictions under Rule 144.

3,156,808 shares of the 10,241,893 shares of Common Stock owned by the Reporting Person are placed in an escrow account pursuant to the Make Good Escrow Agreement by and among the Issuer, the Reporting Person, the Investors and the escrow agent named therein. In the event that the Issuer does not achieve the 2009 Targets, the 3,156,808 shares of Common Stock will be conveyed to the Investors for no additional consideration. In the event that the Issuer meets the 2009 Targets, the 3,156,808 shares will be transferred to Mr. Li.

Item 7. Material to be Filed as Exhibits.

1.
Securities Purchase Agreement by and among the Issuer, Green Agriculture Holding Corporation, Shaanxi TechTeam Jinong Humic Acid Product Co., Ltd., and the investors named therein, dated December 24, 2007.*

2.	Share Exchange Agreement by and among Green Agriculture Holding Corporation, the Issuer and the shareholders of Green named therein, dated December 24, 2007.*

3.	Lock-Up Agreement between Mr. Yinshing David To, Mr. Tao Li and the Issuer, dated December 24, 2007.*

4.	Make Good Escrow Agreement by and among the Issuer, the investors named therein, Yinshing David To and Tri-State Title & Escrow, LLC, as escrow agent, dated December 24, 2007.*

5.	Call Option Agreement between Tao Li and Yinshing David To, dated December 24, 2007.*

6.	Voting Trust Agreement between Tao Li and Yinshing David To, dated December 24, 2007.

* Incorporated by reference to the exhibits to the Issuer’s Current Report of Form 8-K, filed with the SEC on January 2, 2008.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Date: January 4, 2008

By:	/s/ Yinshing David To
Name: Yinshing David To